UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 60)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PERSHING GOLD CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

715302204

(CUSIP Number)

Copy to:

Barry C. Honig

215 SE Spanish Trail

Boca Raton, FL 33432

561-307-2287

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,805,217 (1)
	8	SHARED VOTING POWER 11,475,173 (1)
	9	SOLE DISPOSITIVE POWER 2,805,217 (1)
	10	SHARED DISPOSITIVE POWER 11,475,173 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,390 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.08% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 2,805,217 shares of Common Stock held by Mr. Honig, individually, (ii) 432,077 shares of Common Stock held by Mr. Honig and his spouse, Renee Honig, as tenants by the entirety, (iii) 5,193,568 shares of Common Stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ 401K, (iv) 121,500 shares of Common Stock held by GRQ Consultants, Inc. (“GRQ Inc.”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc., (v) 1,763,522 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by Roth 401K, (vi) 89,148 shares of Common Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBO”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ DBO, (vii) 396,039 shares of Common Stock issuable upon exercise of warrants held by GRQ 401K, (viii) 1,495,606 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by GRQ 401K, (ix) 731,892 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by Roth 401K, (x) 205,425 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by GRQ DBO, (xi) 301,950 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by Mr. Honig, and (xii) 744,446 shares of Common Stock issuable upon exercise of stock options held by Mr. Honig which are fully vested and exercisable at any time upon Mr. Honig’s election.

(2)	Based on 33,629,260 shares of Common Stock outstanding as of August 17, 2018 as reported by the Issuer in its Prospectus, filed by the Issuer with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933 on August 31, 2018, plus the shares of Common Stock underlying the Series E Preferred Stock, warrants and stock options referred to in footnote (1).

Item 1.	Security and Issuer

This Amendment No. 60 to Schedule 13D (this “Amendment No. 60”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pershing Gold Corporation, a Nevada corporation (“Issuer”), which is located at 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401. This Amendment No. 60 amends and supplements, as set forth below, the information contained in Items 1, 2, 4, 5 and 6 of the Schedule 13D filed by the Reporting Person with respect to the Issuer on May 31, 2012, as amended, supplemented and restated from time to time (as so amended, including, without limitation, pursuant to this Amendment No. 60, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 60, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 60.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This statement is being filed by Barry Honig (“Mr. Honig” or the “Reporting Person”), with respect to the shares of Common Stock held by Mr. Honig, individually, by Mr. Honig and his spouse, Renee Honig, as tenants by the entirety, and through each of GRQ 401K, GRQ Inc., Roth 401K and GRQ DBO (collectively, the “Honig Entities”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The Reporting Person’s business address is 215 SE Spanish Trail, Boca Raton, FL 33432.

(c) N/A

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Honig is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Issuer’s securities beneficially owned by the Reporting Person were acquired for investment purposes only. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, as more fully described below.

The Reporting Person has recently engaged in, and may continue to engage in, discussions with management and security holders of the Issuer and other persons with respect to the subject class of securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. In particular, the Reporting Person has engaged in and may continue to engage in discussions with management and security holders of the Issuer, as well as the Issuer’s financial and other advisors, regarding a change of control and/or potential sale/strategic alternative evaluation process involving the Issuer. The Reporting Person plans and proposes to review and analyze such Reporting Person’s interest in the Issuer on a continuing basis and may continue to engage in such discussions, as well as discussions with the Issuer, the Issuer’s directors and officers and other persons related to the Issuer, as the Reporting Person deems necessary or appropriate in connection with the Reporting Person’s interest in the Issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, the Reporting Person may develop plans and proposals to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the Issuer, derivative securities related to securities of the Issuer or other securities related to the Issuer or other third parties (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market purchases or sales, private transactions, tender offers, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer-Related Securities, including by sale or other method, pursuant to open market purchases or sales, private transactions, tender offers, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the Issuer, officers, directors, and security holders of the Issuer and other persons related to the Issuer with respect to Issuer-Related Securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the Issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the Issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the Issuer; (g) make a proposal or proposals to request that the Issuer and/or the security holders of the Issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of the applicable Issuer-Related Securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Person with respect to the Issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 33,629,260 shares of Common Stock issued and outstanding as of August 13, 2018, as reported in the Prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933 on August 31, 2018, and assumes the exercise of the reported warrants and options and the conversion of the reported preferred stock.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Issuer issued to the Reporting Person 47,661 shares of Common Stock on September 12, 2018, reflecting a conversion of 47,661 RSUs held by the Reporting Person, in connection with the Reporting Person’s resignation from the Issuer’s board of directors on August 29, 2018. Other than as reported in this Amendment No. 60 and the Schedule 13D (as amended to date), none of the Reporting Persons has effected any transactions involving the Common Stock or any other equity interests of the Company in the 60 days prior to filing this Amendment No. 60.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person and the Honig Entities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of common stock held by the Reporting Person and the Honig Entities.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As reported in Amendment No. 59 to this Schedule 13D, on August 28, 2018 (the “Closing Date”), Mr. Honig completed a series of acquisitions in connection with a private transaction individually, and through GRQ 401K, pursuant to which Mr. Honig and GRQ 401K acquired an aggregate of 1,884,810 shares of the Common Stock (the “Acquired Shares”).

As reported in Amendment No. 59 to this Schedule 13D, on April 24, 2018, Mr. Honig entered into a share purchase agreement (as amended, the “Exchange Agreement”), pursuant to which Mr. Honig agreed to acquire an aggregate of 900,346 shares of the Acquired Shares in exchange for common shares of Levon Resources Ltd. (TSX: LVN) (“Levon”). Pursuant to the Exchange Agreement, Mr. Honig initially agreed to acquire 563,700 of the Acquired Shares from Levon in exchange for 5,637,000 common shares of Levon held by Mr. Honig and GRQ 401K agreed to acquire 326,346 of the Acquired Shares from Levon in exchange for 3,263,467 shares of Levon held by GRQ 401K.  The Exchange Agreement is attached to this Schedule 13D as Exhibit 99.2 and incorporated herein by reference. A First Amendment to the Exchange Agreement, which was not reduced to a long form definitive written agreement, extended the final closing date with respect to the closing of the transactions contemplated by the Exchange Agreement. A Second Amendment to the Exchange Agreement, dated June 15, 2018, increased the number of Acquired Shares Mr. Honig agreed to acquire from 563,700 Acquired Shares to 574,000 Acquired Shares and increased the number of shares Levon must surrender in the exchange from 5,637,000 common shares of Levon to 5,740,000 common shares of Levon, for an aggregate of 900,346 Acquired Shares to be acquired by Mr. Honig and GRO 401K in exchange for an aggregate of 9,003,467 shares of Levon. The Second Amendment to Exchange Agreement is attached to this Schedule 13D as Exhibit 99.3 and incorporated herein by reference.

As reported in Amendment No. 59 to this Schedule 13D, on June 15, 2018, Mr. Honig and GRO 401K entered into a separate share purchase agreement with Levon (as amended, the “Share Purchase Agreement”), pursuant to which Mr. Honig agreed to acquire the remaining 984,464 Acquired Shares from Levon in exchange for an aggregate cash payment of US$1,968,928. Pursuant to the Share Purchase Agreement, Mr. Honig initially agreed to purchase 250,000 Acquired Shares from Levon in exchange for US$2.00 per share in cash and GRQ 401K agreed to purchase 764,431 Acquired Shares from Levon in exchange for US$2.00 per share in cash. The Share Purchase Agreement is attached to this Schedule 13D as Exhibit 99.4 and incorporated herein by reference. Following execution of the Share Purchase Agreement, the parties agreed (verbally and through informal written communications) that the number of shares to be acquired by Mr. Honig was to be reduced to 220,033 Acquired Shares at the same price of US$2.00 per share, so that the remaining 984,464 of the Acquired Shares would be acquired by Mr. Honig and GRO 401K from Levon pursuant to such Share Purchase Agreement, as amended. The full purchase price for such Acquired Shares was deposited into a third party escrow account at that time of execution of the Share Purchase Agreement, to be held pending the completion of the closing conditions set forth in the Share Purchase Agreement. Pursuant to the terms of the Share Purchase Agreement, on June 15, 2018, GRQ 401K acquired 125,000 of the Acquired Shares and on July 31, 2018, Barry Honig acquired another 125,000 of the Acquired Shares. Mr. Honig acquired the remaining aggregate 1,634,810 Acquired Shares under the Exchange Agreement and Share Purchase Agreement on the Closing Date following the satisfaction of the applicable closing conditions.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement among Barry Honig, GRQ 401K, GRQ Inc., Roth 401K, and GRQ DBO
99.2	Share Purchase Agreement, dated April 24, 2018
99.3	Second Amendment to Share Purchase Agreement, dated June 15, 2018
99.4	Share Purchase Agreement, dated June 15, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2018	By:	/s/ Barry Honig
Barry Honig

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